Exhibit 4.1(b)

FOURTH AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO SECURITY AGREEMENT

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO SECURITY AGREEMENT, dated as of January 25, 2013 (this "Agreement"), is entered into among VOLT INFORMATION SCIENCES, INC., a New York corporation (the "Borrower"), the Lenders party hereto and BANK OF AMERICA, N.A., as Administrative Agent (the "Administrative Agent"), Swing Line Lender and L/C Issuer.

W I T N E S S E T H

WHEREAS, the Borrower, certain of its Subsidiaries, the Lenders, the Swing Line Lender, the L/C Issuer and the Administrative Agent entered into that certain Credit Agreement, dated as of February 28, 2008 (as amended and modified from time to time, the "Credit Agreement"); and

WHEREAS, the Borrower and the Administrative Agent entered into that certain Security Agreement, dated as of May 10, 2010 (as amended and modified from time to time, the “Security Agreement”); and

WHEREAS, the parties hereto have agreed to amend the Credit Agreement and Security Agreement as set forth herein;

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.           Definitions.  Unless the context otherwise requires: (a) capitalized terms used but not otherwise defined in Section 4 of this Agreement shall have the meanings assigned in the Security Agreement and (b) all other capitalized terms used but not otherwise defined in this Agreement shall have the meanings assigned in the Credit Agreement.

2.           Reaffirmation of Existing Debt.  The Borrower acknowledges and confirms as of the date hereof (a) that the Borrower's obligation to repay the outstanding principal amount of the Loans and reimburse the L/C Issuer for any drawing on a Letter of Credit is unconditional and not subject to any offsets, defenses or counterclaims, (b) that the Administrative Agent and the Lenders have performed fully all of their respective obligations under the Credit Agreement and the other Loan Documents, and (c) by entering into this Agreement, the Lenders do not waive or release (except as specifically provided in this Agreement) any term or condition of the Credit Agreement or any of the other Loan Documents or any of their rights or remedies under such Loan Documents or applicable law or any of the obligations of the Borrower thereunder.

3.           Amendments to Credit Agreement.

(a)           The cover page of the Credit Agreement is hereby amended to delete the language that reads “CERTAIN SUBSIDIARIES OF THE BORRWER, as the Guarantors,” and to replace the references to “BANC OF AMERICA SECURITIES LLC” with “MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED”.

(b)           The introductory paragraphs to the Credit Agreement are hereby amended to read as follows:

   This CREDIT AGREEMENT is entered into as of February 28, 2008 among Volt Information Sciences, Inc., a New York corporation (the "Borrower"), the Lenders (defined herein) and BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (each as defined herein).

The Borrower has requested that the Lenders provide $45,000,000 in credit facilities for the purposes set forth herein, and the Lenders are willing to do so on the terms and conditions set forth herein.

(c)           The following definitions in Section 1.01 of the Credit Agreement are hereby amended to read as follows:

"Aggregate Revolving Commitments" means the Revolving Commitments of all the Lenders.  The amount of the Aggregate Revolving Commitments in effect on January 25, 2013 is FORTY-FIVE MILLION DOLLARS ($45,000,000).

"Applicable Rate" means (a) with respect to Eurocurrency Rate Loans and Letter of Credit Fees, 1.00% per annum, (b) with respect to Base Rate Loans, 0.00% per annum and (c) with respect to the Facility Fee, 0.15% per annum.

"Arranger" means Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its capacity as co-lead arranger and sole book manager.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the L/C Issuer and the Lenders, as collateral for the Obligations, cash or deposit account balances pursuant to the Security Agreement. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

"Eurocurrency Base Rate" means,

(a)           for any Interest Period with respect to a Eurocurrency Rate Loan, the rate per annum equal to the British Bankers Association LIBOR Rate or the successor thereto if the British Bankers Association is no longer making a LIBOR rate available (“LIBOR”), as published by Reuters (or other commercially available source providing quotations of LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period.  If such rate is not available at such time for any reason, then the "Eurocurrency Rate" for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in the relevant currency for delivery on the first day of such Interest Period in Same Day Funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted by Bank of America and with a term equivalent to such

Interest Period would be offered by Bank of America's London Branch (or other Bank of America branch or Affiliate) to major banks in the London or other offshore interbank market for such currency at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

(b)            For any day with respect to an interest rate calculation for a Base Rate Loan, the rate per annum equal to (i) LIBOR at approximately 11:00 a.m., London time, two Business Days prior to such date for Dollar deposits (for delivery on such day) with a term equivalent to one month or (ii) if such rate is not available at such time for any reason, the rate determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on such day in same day funds in the approximate amount of the Base Rate Loan being made, continued or converted by Bank of America and with a term equivalent to one month would be offered by Bank of America's London Branch to major banks in the London interbank eurodollar market at approximately 11:00 a.m. (London time) two Business Days prior to such day.

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, the L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Office is located, (b) any branch profits taxes imposed by the United States or any similar tax imposed by any other jurisdiction in which the Borrower is located, (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 11.13), any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new Lending Office) or is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 3.01(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 3.01(a), (d) taxes attributable to a Lender’s failure to comply with Section 3.01(f) and (e) any U.S. federal withholding taxes imposed pursuant to FATCA.

"Existing Approved Securitization" means that certain securitization program established and maintained by the Borrower, the SPV and the Subsidiary Originators pursuant to the Securitization Documents with respect to accounts receivable generated by the staffing solutions business of the Borrower and certain of its Subsidiaries.  For purposes of the preceding sentence, the “Securitization Documents” consist of the Securitization Documents as in effect on January 22, 2013, together with: (x) such supplements and amendments thereto as the Required Lenders may approve from time to time in their discretion and (y) such other supplements and amendments thereto as are not, in the aggregate, adverse to the Lenders or the Administrative Agent in any material respect.

"Letter of Credit Sublimit" means an amount equal to the lesser of (a) the Aggregate Revolving Commitments and (b) $25,000,000.  The Letter of Credit Sublimit is part of, and not in addition to, the Aggregate Revolving Commitments.

"Loan Documents" means this (a) Agreement, (b) each Note, (c) each Issuer Document, (d) the Security Agreement, (e) the Deposit Account Control Agreement and (f) the Fee Letter.

“Loan Parties” means the Borrower.

"Maturity Date" means March 31, 2015.

"Obligations" means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan or Letter of Credit, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

"Receivables Purchase Agreement" means, with respect to the Existing Approved Securitization, that certain Amended and Restated Receivables Purchase Agreement, dated as of June 3, 2008, as amended, among the Borrower, the SPV and certain other Persons.

"Replacement Approved Securitization" means a Securitization Transaction, established under the Securitization Documents, that replaces an Approved Securitization and otherwise may be acceptable to the Required Lenders, for purposes of Section 8.11, in their discretion. For purposes of the preceding sentence, “Securitization Documents” consist of the Securitization Documents as in effect at the time of the Required Lenders’ approval referenced in the immediately preceding sentence, together with: (x) such supplements and amendments thereto as the Required Lenders may approve from time to time in their discretion and (y) such other supplements and amendments thereto as are not, in the aggregate, adverse to the Lenders or the Administrative Agent in any material respect.

"Required Lenders" means, at any time, Lenders holding in the aggregate more than 66 2/3% of (a) the unfunded Revolving Commitments and the outstanding Loans, L/C Obligations and participations therein or (b) if the Revolving Commitments have been terminated, the outstanding Loans, L/C Obligations, and participations therein.  The unfunded Revolving Commitments of, and the outstanding Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

"Securitization Documents" means, collectively, (a) with respect to the Existing Approved Securitization, the Receivables Purchase Agreement, and each other instrument, agreement and other document entered into by the Borrower or its Subsidiaries (including the SPV) under which the Existing Approved Securitization is established or maintained and (b) with respect to each Replacement Approved Securitization, the instruments, agreements and other documents entered into by the Borrower or its Subsidiaries (including the SPV) under which the Replacement Approved Securitization is established or maintained.

"SPV" means Volt Funding Corp., a Delaware special purpose corporation, or any successor or replacement special purpose Subsidiary engaged in a Securitization Transaction.

(d)           The following definition is hereby added to Section 1.01 of the Credit Agreement to read as follows:

   “FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code.

(e)           The definitions of “Associate Vendor Payable”, “Auction Rate Securities”, “Audited Financial Statements”, “California Arbitration Settlement”, “Cash Collateral Period”, “Cash Collateral Termination Date”, “Cash Equivalents”, “Consolidated Capital Expenditures”, “Consolidated EBITDA”, “Consolidated Funded Indebtedness”, “Consolidated Interest Charges”, “Consolidated Interest Coverage Ratio”, “Consolidated Leverage Ratio”, “Consolidated Tangible Net Worth”, “Domestic Subsidiary”, “Foreign Subsidiary”, “Guarantors”, “Guaranty”, “Intercompany Debt”, “Intercreditor Agreement”, “Investment”, “Joinder Agreement”, “Material Domestic Subsidiary”, “Permitted Acquisition”, “Permitted Liens”, “Permitted Transfers”, “Pro Forma Basis”, “Pro Forma Compliance Certificate”, “Receivable Related Assets”, “Receivables Sale Agreement”, “Restatement Considerations”, “Securitization Assets”, “Securitization Conduit”, “Securitization Debt”, “Securitization Expense”, “SPV Pledge Agreement”, “Standard Securitization Undertakings”, “Subsidiary Originator Holding Company”, “Treasury Management Agreement” and “Volt Europe Group” in Section 1.01 of the Credit Agreement are hereby deleted in their entirety.

(f)           Section 1.03(a) of the Credit Agreement is hereby amended to read as follows:

  (a)           Generally. Except as otherwise specifically prescribed herein, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Borrower’s unaudited financial statements for the fiscal quarter ended July 29, 2012.

(g)          Section 1.03(c) of the Credit Agreement is hereby deleted in its entirety.

(h)          Section 2.01(b)(i) of the Credit Agreement is hereby amended to read as follows:

  (i)          the Aggregate Revolving Commitments shall not exceed $70,000,000 without the consent of the Required Lenders;

(i)           Section 2.03(g) of the Credit Agreement is hereby amended to read as follows:

 (g)          [intentionally omitted];

(j)          Section 2.05(b)(i) of the Credit Agreement is hereby amended to read as follows:

 (i)           If for any reason the Total Revolving Outstandings at any time exceed the Aggregate Revolving Commitments then in effect, the Borrower shall immediately prepay Revolving Loans and/or the Swing Line Loans and/or Cash Collateralize the L/C Obligations (to the extent such L/C Obligations are not already Cash Collateralized) in an aggregate amount equal to such excess.

(k)         Section 2.10(b) of the Credit Agreement is hereby amended to read as follows:

 (b)        [intentionally omitted];

(l)         Section 3.01 of the Credit Agreement is hereby amended to add a new clause (f) immediately following clause (e) to read as follows:

    (f)         FATCA.  If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this clause (f), “FATCA” shall include any amendments made to FATCA after the Closing Date.

(m)       Section 3.04(b) of the Credit Agreement is hereby amended to read as follows:

(b)         Capital Requirements.  If any Lender or the L/C Issuer determines that any Change in Law affecting such Lender or the L/C Issuer or any Lending Office of such Lender or such Lender's or the L/C Issuer's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's or the L/C Issuer's capital or on the capital of such Lender's or the L/C Issuer's holding company, if any, as a consequence of this Agreement, the Revolving Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the L/C Issuer, to a level below that which such Lender or the L/C Issuer or such Lender's or the L/C Issuer's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or the L/C Issuer's policies and the policies of such Lender's or the L/C Issuer's holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or the L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or the L/C Issuer or such Lender's or the L/C Issuer's holding company for any such reduction suffered.

(n)         Article IV of the Credit Agreement is hereby amended to read as follows:

ARTICLE IV

INTENTIONALLY OMITTED.

(o)         Section 5.02 of the Credit Agreement is hereby amended to add a new clause (e) immediately after clause (d) to read as follows:

(e)    The Administrative Agent shall have received Cash Collateral in the amount necessary for the Borrower to be in compliance with Section 7.12 after giving effect to such proposed Credit Extension.

(p)         Section 6.05 of the Credit Agreement is hereby amended to read as follows:

 (a)           Beginning with the financial statements for the fiscal quarter ended July 29, 2012, the financial statements delivered pursuant to Sections 7.01(a), 7.01(b) and 7.01(c) (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the consolidated financial condition of the Borrower and its Subsidiaries as of the date thereof and their consolidated results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein (subject, in the case of unaudited financial statements, to the absence of footnotes and to normal year-end audit adjustments); and (iii) as and to the extent required by GAAP, show all material indebtedness and other liabilities, direct or contingent, of the Borrower and its Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness.

(b)           [intentionally omitted].

(c)           [intentionally omitted].

(d)           Since July 29, 2012, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

(q)         Section 6.14(a) of the Credit Agreement is hereby amended to read as follows:

      (a)    The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock.  Following the application of the proceeds of each Borrowing or drawing under each Letter of Credit, not more than 25% of the value of the assets (either of the Borrower only or of the Borrower and its Subsidiaries on a consolidated basis) subject to the provisions of Section 8.05 or subject to any restriction contained in any agreement or instrument between the Borrower and any Lender or any Affiliate of any Lender relating to Indebtedness and within the scope of Section 9.01(e) will be margin stock.

(r)         Section 7.01 of the Credit Agreement is hereby amended to read as follows:

7.01      Financial Statements.

 Deliver to the Administrative Agent and each Lender:

(a)           as soon as available after the end of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing reasonably acceptable to the Required Lenders, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit;

(b)           as soon as available, but in any event within 100 days after the end of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and certified by the chief executive officer, chief financial officer, principal accounting officer, treasurer or controller of the Borrower as fairly presenting the consolidated financial condition, results of operations, shareholders' equity and cash flows of the Borrower and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes; and

(c)           as soon as available, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal quarter and for the portion of the Borrower's fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and certified by the chief executive officer, chief financial officer, principal accounting officer, treasurer or controller of the Borrower as fairly presenting the consolidated financial condition, results of operations, shareholders' equity and cash flows of the Borrower and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

As to any information contained in materials furnished pursuant to Section 7.02(d), the Borrower shall not be separately required to furnish such information under Section 7.01(a), (b) or (c) above, but the foregoing shall not be in derogation of the obligation of the Borrower to furnish the information and materials described in Section 7.01(a), (b) or (c) above at the times specified therein.

(s)           Section 7.02(b) of the Credit Agreement is hereby amended to read as follows:

(b)           concurrently with the delivery of the financial statements referred to in Sections 7.01(a), (b) and (c), a duly completed Compliance Certificate signed by the chief executive officer, chief financial officer, principal accounting officer, treasurer or controller of the Borrower;

(t)           Section 7.02(c) of the Credit Agreement is hereby amended to read as follows:

      (c)   not more than five Business Days after the end of each month, a report specifying (i) the Outstanding Amount of all Loans and L/C Obligations, the outstanding HSBC Foreign Obligations (as defined in the Security Agreement) and the outstanding JPMC Foreign Obligations (as defined in the Security Agreement) as of the last day of such month and (ii) the amount of Cash Collateral held by the Administrative Agent as of the last day of such month;

(u)           The first sentence in the penultimate paragraph in Section 7.02 of the Credit Agreement is hereby amended to read as follows:

Documents required to be delivered pursuant to Section 7.01(a), (b) or (c) or Section 7.02(d) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto, on the Borrower's website on the Internet at the website address listed on Schedule 11.02; or (ii) on which such documents are posted on the Borrower's behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (i) the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender that requests the Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Borrower shall notify the Administrative Agent and each Lender (by telecopier or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents.

(v)           Sections 7.03(e), 7.03(f), 7.03(g), 7.03(h), 7.03(i), 7.03(j) and 7.03(k) of the Credit Agreement are hereby amended to read as follows:

(e)           Promptly notify the Administrative Agent and each Lender of the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any other Affiliate of the Borrower (including the SPV or any Subsidiary Originator) that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect.

(f)           [intentionally omitted].

(g)           [intentionally omitted].

(h)           [intentionally omitted].

(i)           Promptly notify the Administrative Agent and each Lender of the occurrence of any default, termination event, servicer termination event, funding termination event or other circumstance under or relating to any Securitization Document which, with or without giving notice or the passage of time, or both, could result in the transfer of servicing, the termination of funding, the loss of availability or the acceleration of obligations under any Approved Securitization then in effect.

(j)           [intentionally omitted].

(k)          [intentionally omitted].

(w)           Section 7.12 of the Credit Agreement is hereby amended to read as follows:

7.12           Cash Collateral.

Provide Cash Collateral in the amount required by, and in accordance with the terms of, the Security Agreement at all times prior to the termination of the Revolving Commitments and the satisfaction of all Obligations.

(x)           Sections 7.14, 8.01, 8.02 and 8.03 of the Credit Agreement are hereby amended to read as follows:

7.14           Intentionally omitted.

************
8.01           Intentionally omitted.

8.02           Intentionally omitted.

8.03           Intentionally omitted.

(y)           Section 8.04 of the Credit Agreement is hereby amended to read as follows:

8.04           Fundamental Changes and Dispositions.

Merge, dissolve, liquidate or consolidate with or into another Person, or sell, transfer or otherwise Dispose of (in one transaction or a series of transactions) all or substantially all of its assets, except that so long as no Default exists or would result therefrom, (a) the Borrower may merge or consolidate with any of its Subsidiaries provided that the Borrower is the continuing or surviving Person, (b) any Subsidiary may merge or consolidate with any other Subsidiary or sell, transfer or Dispose of its assets to any other Subsidiary or the Borrower, (c) subject to clause (a) above, the Borrower or any Subsidiary may merge with any other Person in connection with an Acquisition and (d) any Subsidiary may dissolve, liquidate or wind up its affairs at any time provided that such dissolution, liquidation or winding up, as applicable, could not have a Material Adverse Effect.  In addition, Securitization Transactions also shall be permitted, notwithstanding that they may constitute the sale, transfer or other Disposition of all or substantially all of the assets of the applicable SPV.

(z)           Sections 8.05, 8.06, 8.08 and 8.09 of the Credit Agreement are hereby amended to read as follows:

8.05     Intentionally omitted.

8.06     Restricted Payments.

Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that

(a)    each Subsidiary may make Restricted Payments to Persons that own Equity Interests in such Subsidiary, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(b)         the Borrower and each Subsidiary may declare and make dividend payments or other distributions payable solely in common Equity Interests of such Person; and

(c)          so long as no Default exists immediately prior and after giving effect thereto, the Borrower may make other Restricted Payments in an aggregate amount during any fiscal year of the Borrower not to exceed the greater of (i) $5,000,000 and (ii) 50% of Consolidated Net Income for the prior fiscal year.

************
8.08     Intentionally omitted.

8.09     Intentionally omitted.

(aa)      Section 8.11 of the Credit Agreement is hereby amended to read as follows:

8.11      Liquidity Covenant.

 Permit the Borrower at any time to have unrestricted cash and availability under the Approved Securitization totaling less than $15,000,000.

(bb)      Sections 8.12, 8.15, 8.16 and 8.18 of the Credit Agreement are hereby amended to read as follows:

8.12      Intentionally omitted.

************
8.15     Intentionally omitted.

8.16     Intentionally omitted.

************
8.18     Intentionally omitted.

(cc)      Section 9.01(l) of the Credit Agreement are hereby amended to read as follows:

(l)           (i) in the case of the Existing Approved Securitization, (A) the occurrence and continuation of any "Termination Event" set forth in any of clauses (a), (b), (c), (e), (f) or (j) of Section 10.01 of the Receivables Purchase Agreement, or (B) the date that the administrator thereunder shall give notice of termination pursuant to Section 10.02(a) of the Receivables Purchase Agreement or any date on which the securitization lender is no longer required to fund or purchase investments under any Securitization Document; (ii) in the case of a Replacement Approved Securitization, (A) the occurrence and continuation of any termination event, event of default or comparable event as the Required Lenders may specify in connection with granting their approval of such Securitization Transaction as a Replacement Approved Securitization, or (B) the date that the administrator, counterparty or other appropriate person shall give notice of termination on account of the occurrence and continuation of any termination event, servicer termination event, event of default or comparable event under the documentation relating to such Securitization Transaction or (iii) in the case of a Securitization Transaction that is not an Approved Securitization, the occurrence and continuation of any termination event, servicer termination event, event of default or comparable event under or relating to the documentation relating to such Securitization Transaction.

(dd)      Section 9.02(c) of the Credit Agreement is hereby amended to read as follows:

(c)           require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to the then Outstanding Amount thereof) to the extent such L/C Obligations are not already Cash Collateralized; and

(ee)      Clauses “Third” and “Fourth” in Section 9.03 of the Credit Agreement are hereby amended to read as follows:

Third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and interest on the Loans and L/C Borrowings, ratably among the Lenders and the L/C Issuer in proportion to the respective amounts described in this clause Third held by them;

Fourth, to (a) payment of that portion of the Obligations constituting unpaid principal of the Loans and L/C Borrowings, (b) Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit (to the extent such L/C Obligations are not already Cash Collateralized), (c) the outstanding obligations of the Borrower under the HSBC Foreign Obligations Guarantee (as defined in the Security Agreement), to the extent constituting Secured Obligations (as defined in the Security

Agreement) and (d) the outstanding obligations of the Borrower under the JPMC Foreign Obligations Guarantee (as defined in the Security Agreement), to the extent constituting Secured Obligations (as defined in the Security Agreement), ratably among the Lenders, the L/C Issuer, HSBC Bank USA, National Association and JPMorgan Chase Bank, National Association in proportion to the respective amounts described in this clause Fourth held by them; and

(ff)           Section 10.10 of the Credit Agreement is hereby deleted in its entirety.

(gg)          Section 11.01(a)(vii) of the Credit Agreement is hereby amended to read as follows:

    (vii)    release the Borrower without the consent of each Lender; or

(hh)         The last sentence at the end of Section 11.06(b) of the Credit Agreement is hereby deleted in its entirety.

(ii)           Section 11.19 of the Credit Agreement is hereby deleted in its entirety.

(jj)           Schedules 2.01, 6.19 and 11.02 to the Credit Agreement are hereby deleted in their entirety and replaced with Schedules 2.01, 6.19 and 11.02 attached hereto.

(kk)         Schedules 8.02, 8.03, 8.08 and 8.09 to the Credit Agreement are hereby deleted in their entirety.

(ll)           Exhibit 7.02 to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 7.02 attached hereto.

(mm)       Exhibit 7.12 to the Credit Agreement is hereby deleted in its entirety.

4.           Amendments to Security Agreement.

(a)   The definition of “Stipulated Foreign Guarantee Amount” in Section 1 of the Security Agreement is hereby amended to read as follows:

“Stipulated Foreign Guarantee Amount” means, as of the date of this Agreement, (a) in the case of the HSBC Foreign Obligations Guarantee, $500,000 and (b) in the case of the JPMC Foreign Obligations Guarantee, $7,500,000.  From time to time during the term of this Agreement, the Lender who is the lender thereunder (or whose subsidiary or other Affiliate is the lender thereunder) and the Pledgor may decrease such Stipulated Foreign Guarantee Amount (for purposes of this Agreement), effective upon (i) prior written notice to the Administrative Agent in the form of Annex A hereto and (ii) acceptance of such notice by the Administrative Agent (which shall not be unreasonably withheld or delayed).

  (b)     Section 4(b) of the Security Agreement is hereby amended to read as follows:

  (b)           If an Event of Default shall have occurred and be continuing, the Administrative Agent may apply (i) any cash then held by it as Collateral and (ii) the proceeds of any sale or other disposition of all or any part of the Collateral, in each case to the Secured Obligations in the manner specified in Section 9.03 of the Credit Agreement.

(c)          Section 5(i) of the Security Agreement is hereby amended to read as follows:

(i)           Termination.

(i)           This Agreement shall be a continuing agreement in every respect and shall remain in full force and effect until such time as the Credit Agreement Obligations (other than any continuing inchoate indemnity obligations) have been paid in full and all commitments in respect thereto have been terminated ("CAO Termination").  At such time, this Agreement and the security interests granted hereunder shall be automatically terminated and the Administrative Agent shall, at the expense of the Pledgor, forthwith execute and deliver all documents reasonably requested by the Pledgor evidencing such termination.

(ii)           Notwithstanding clause (i) above, if the CAO Termination is prior to (x) payment in full of the HSBC Foreign Obligations (other than any continuing inchoate indemnity obligations) and termination of any commitments to make credit extensions thereunder, and (y) payment in full of the JPMC Foreign Obligations (other than any continuing inchoate indemnity obligations) and termination of any commitments to make credit extensions thereunder, then this Agreement shall not then terminate and instead shall continue upon the terms, and subject to the conditions, contained in this clause (ii).  In addition, not later than the time of such CAO Termination, the Lender who is the lender thereunder (or whose subsidiary or other Affiliate is the lender thereunder) must give the Pledgor and the Administrative Agent notice of continuation.  If both foreign facilities still are outstanding, then each such applicable Lender may give such notice of continuation.  In the case where either or both such Lenders give such notice of continuation, such requesting Lender (or such  requesting Lenders, jointly) (A) upon such CAO Termination, automatically shall assume all rights and responsibilities of the Administrative Agent hereunder (and the existing Administrative Agent shall automatically be released from its rights and responsibilities hereunder), (B) shall designate a new collateral agent for purposes  of this Agreement, and (C) shall designate an account into which the amounts in the Collateral Account  (after giving effect to any release requested by the Pledgor under Section 5(h) hereof) shall be  transferred.  If such replacement and such transfer shall not have occurred within ten Business  Days after the day on which this Agreement otherwise would have terminated but for this clause  (ii), then this clause (ii) automatically shall cease to apply and this Agreement automatically shall  terminate pursuant to clause (i) above.

(iii)   If this Agreement does not terminate by virtue of the application of clause (ii) of this subsection, then promptly thereafter the Pledgor and the replacement collateral agent shall negotiate in good faith for the purpose of amending this Agreement to reflect its continuing  applicability only to the HSBC Foreign Obligations Guarantee and/or the JPMC Foreign  Obligations Guarantee, as the case may be

(d)   Annex A to the Security Agreement is hereby deleted in its entirety and replaced with Annex A attached hereto.

5.         Release of Guaranty.  The Administrative Agent and the Lenders hereby confirm and agree that the following Subsidiaries (the “Prior Guarantors”) are hereby released from any obligations or liabilities under the Credit Agreement or the documents executed and delivered in connection therewith: (a) DN Volt of Georgia, Inc. (f/k/a DataNational of Georgia, Inc.), a Georgia corporation, (b) DN Volt, Inc. (f/k/a DataNational, Inc.), a Delaware corporation, (c) Volt Directories, S.A., Ltd., a Delaware corporation, (d) VMC Consulting Corporation, a Delaware corporation, (e) Volt Telecommunications Group, Inc., a Delaware corporation, (f) Volt Orangeca Real Estate Corp., a Delaware corporation, (g) Nuco I, Ltd., a Nevada corporation, (h) Volt Asia Enterprises, Ltd., a Delaware corporation, (i) Volt Delta Resource Holdings, Inc., a Nevada corporation, (j) Volt Delta Resources, LLC, a Nevada limited liability company and (k) LSSI Data Corp., a Delaware corporation.  The parties to this Agreement, and by their acknowledgment below, the Prior Guarantors, hereby acknowledge and agree that the Prior Guarantors hereby cease to be parties to the Credit Agreement.

6.           Conditions Precedent. This Agreement shall be effective upon satisfaction of the following conditions precedent: (a) receipt by the Administrative Agent of copies of this Agreement duly executed by the Borrower, the Lenders and the Administrative Agent, and acknowledged and agreed to by the Prior Guarantors; (b) receipt by the Administrative Agent of satisfactory authorizing resolutions of the Borrower and an opinion of counsel for the Borrower; (c) receipt by the Administrative Agent, for the account of each Lender, an amendment fee equal to 0.10% of such Lender's Revolving Commitment and (d) receipt by the Administrative Agent of all fees and expenses owed by the Borrower to the Administrative Agent, including without limitation, the fees and expenses of Moore & Van Allen PLLC.

7.           Effect.  Except as expressly modified and amended in this Agreement, all of the terms, provisions and conditions of the Credit Agreement are and shall remain in full force and effect, and the obligations of the Borrower hereunder and under the other Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.  Any and all other documents heretofore, now or hereafter executed and delivered pursuant to the terms of the Credit Agreement are hereby amended so that any reference to the Credit Agreement shall mean a reference to the Credit Agreement as amended hereby.

8.            Representations and Warranties.  The Borrower represents and warrants to the Lenders that (i) the representations and warranties set forth in Article VI of the Credit Agreement are true and correct in all material respects on and as of the date of this Agreement, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, (ii) no Default exists and (iii) as of the date hereof, the Borrower does not have any counterclaims, offsets, credits or defenses to the Loan Documents and the performance of its obligations thereunder, or if the Borrower has any such claims, counterclaims, offsets, credits or defenses to the Loan Documents or any transaction related to the Loan Documents, the same are hereby waived, relinquished and released in consideration of the Lenders' execution and delivery of this Agreement.

9.           Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     10.        Authorization; Enforceability.  The Borrower hereby represents and warrants as follows: (a) it has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of this Agreement; (b) this Agreement has been duly executed and delivered by such Person.  This Agreement constitutes a legal, valid and binding obligation, enforceable against such Person in accordance with their terms, except as such enforceability may be limited by (i) applicable Debtor Relief Laws and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity); and (c) no consent, approval, authorization or order of, or filing, registration or qualification with, any court or Governmental Authority or third party is required in connection with the execution, delivery or performance by the Borrower of this Agreement other than (i) those that have already been obtained and are in full force and effect and (ii) those the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect.

11.           Incorporation of Agreement.  Except as specifically modified herein, the terms of the Loan Documents shall remain in full force and effect.  The execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of the Administrative Agent under the Loan Documents, or constitute a waiver or amendment of any provision of the Loan Documents, except as expressly set forth herein.  The breach of any provision or representation under this Agreement shall constitute an immediate Event of Default under the Credit Agreement, and this Agreement shall constitute a Loan Document from and after the date hereof.

12.           Headings.  The headings of the sections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

13.           Severability.  If any provision of any of this Agreement is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

14.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument.  Delivery of executed counterparts of this Agreement by telecopy or pdf shall be effective as an original.

15.           GOVERNING LAW.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWER:	VOLT INFORMATION SCIENCES, INC., a New York corporation

	By:	/s/ James Whitney
	Name:	James Whitney
	Title:	Senior Vice President and Chief Financial Officer

ADMINISTRATIVE AGENT:	BANK OF AMERICA, N.A., as Administrative Agent

	By:	/s/ Laura Call
	Name:	Laura Call
	Title:	Assistant Vice President

LENDERS:	BANK OF AMERICA, N.A., as a Lender, L/C Issuer and Swing Line Lender

	By:	/s/ Jana L. Baker
	Name:	Jana L. Baker
	Title:	Senior Vice President

JPMORGAN CHASE BANK, N.A.

By:	/s/ Philip A. Mousin
Name:	Philip A. Mousin
Title:	Credit Executive

HSBC BANK USA, NATIONAL ASSOCIATION

By:	/s/ Randolph E. Cates
Name:	Randolph E. Cates
Title:	Senior Relationship Manager

VOLT – FOURTH AMENDMENT

Acknowledged and agreed:

GUARANTORS:	DN VOLT OF GEORGIA, INC. (f/k/a DataNational of Georgia, Inc.), a Georgia corporation

	By:	/s/ Ludwig M. Guarino
	Name:	Ludwig M. Guarino
	Title:	Treasurer

DN VOLT, INC. (f/k/a DataNational, Inc.), a Delaware corporation

By:	/s/ Ludwig M. Guarino
Name:	Ludwig M. Guarino
Title:	Treasurer

VOLT DIRECTORIES, S.A., LTD.,

By:	/s/ James Whitney
Name:	James Whitney
Title:	Treasurer

VMC CONSULTING CORPORATION, a Delaware corporation

By:	/s/ James Whitney
Name:	James Whitney
Title:	Treasurer

VOLT TELECOMMUNICATIONS GROUP, INC., a Delaware corporation

By:	/s/ James Whitney
Name:	James Whitney
Title:	Treasurer

VOLT ORANGECA REAL ESTATE CORP., a Delaware corporation

By:	/s/ James Whitney
Name:	James Whitney
Title:	Treasurer

NUCO I, LTD., a Nevada corporation

By:	/s/ Ludwig M. Guarino
Name:	Ludwig M. Guarino
Title:	Treasurer

VOLT – FOURTH AMENDMENT

VOLT ASIA ENTERPRISES, LTD., a Delaware corporation

By:	/s/ Ludwig M. Guarino
Name:	Ludwig M. Guarino
Title:	Treasurer

VOLT DELTA RESOURCE HOLDINGS, INC., a Nevada corporation

By:	/s/ Ludwig M. Guarino
Name:	Ludwig M. Guarino
Title:	Treasurer

VOLT DELTA RESOURCES, LLC, a Nevada limited liability company

By:	/s/ Ludwig M. Guarino
Name:	Ludwig M. Guarino
Title:	Treasurer

LSSI DATA CORP., a Delaware corporation

By:	/s/ Ludwig M. Guarino
Name:	Ludwig M. Guarino
Title:	Treasurer

VOLT – FOURTH AMENDMENT

Exhibit 7.02

FORM OF COMPLIANCE CERTIFICATE

Financial Statement Date:  , _____

To:       Bank of America, N.A., as Administrative Agent

Re:
Credit Agreement dated as of February 28, 2008 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement") among Volt Information Sciences, Inc., a New York corporation (the "Borrower"), the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent.  Capitalized terms used but not otherwise defined herein have the meanings provided in the Credit Agreement.

Ladies and Gentlemen:

The undersigned hereby certifies as of the date hereof that [he/she] is the1 of the Borrower, and that, in [his/her] capacity as such, [he/she] is authorized to execute and deliver this Certificate to the Administrative Agent on the behalf of the Borrower, and that:

[Use following paragraph 1 for audited fiscal year-end financial statements:]

[1.           Attached hereto as Schedule 1 are the year-end audited financial statements required by Section 7.01(a) of the Credit Agreement for the fiscal year of the Borrower ended as of the above date, together with the report and opinion of an independent certified public accountant required by such section.]

[Use following paragraph 1 for unaudited fiscal year-end financial statements and fiscal quarter-end financial statements:]

[1.           Attached hereto as Schedule 1 are the unaudited financial statements required by Section 7.01(b) or 7.01(c) of the Credit Agreement for the fiscal year or fiscal quarter of the Borrower ended as of the above date.  Such financial statements fairly present the consolidated financial condition, results of operations and cash flows of the Borrower and its Subsidiaries in accordance with GAAP as of such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes.]

[select one:]

[2.           To the best knowledge of the undersigned during such fiscal period, no Default or Event of Default exists as of the date hereof.]

[or:]

[The following is a list of each existing Default or Event of Default known to the undersigned, including the nature and extent thereof, and the proposed actions of the Borrower with respect thereto:]

3.           The liquidity covenant analysis and information set forth on Schedule 2 attached hereto (i) is true and accurate on and as of the date of this Certificate and (ii) demonstrates compliance with Section 8.11 of the Credit Agreement.

1 Must be either the CEO, CFO, principal accounting officer, treasurer or controller

4.           Set forth below is a summary of all material changes in GAAP and in the consistent application thereof occurring during the most recent fiscal quarter ending prior to the date hereof, the effect on the financial covenants resulting therefrom, and a reconciliation between calculation of the financial covenants before and after giving effect to such changes: [insert changes, or state "Not Applicable."]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of __________ ___, ______.

VOLT INFORMATION SCIENCES, INC.

By:
Name:
Title:

Schedule 2.01

REVOLVING COMMITMENTS AND APPLICABLE PERCENTAGES

Lender	Commitment	Applicable Percentage
Bank of America, N.A.	$28,000,000	62.222222222%
JPMorgan Chase Bank, N.A.	$12,000,000	26.666666667%
HSBC Bank USA, National Association	$5,000,000	11.111111111%
TOTAL	$45,000,000.00	100.000000000%

Schedule 6.19

TAXPAYER IDENTIFICATION NUMBERS

Volt Information Sciences, Inc.	13-5658129

Schedule 11.02

CERTAIN ADDRESSES FOR NOTICES

Loan Parties:

Volt Information Sciences, Inc.
1065 Avenue of the Americas, 20th Floor
New York, NY 10018

To:
James Whitney
Senior Vice President & Chief Financial Officer
(212) 704-7920 / (212) 704-2424 (fax)
jwhitney@volt.com

With copy to:
Office of the General Counsel
(212) 704-2434 / (212) 704-2417 (fax)
GCoffice@volt.com

Administrative Agent:
(for payments and Requests for Credit Extensions):

Johnathon Clarke
Bank of America
Mail Code: NC1-001-05-46
ONE INDEPENDENCE CENTER
101 N TRYON ST
CHARLOTTE NC 28255-0001
Phone: 1.980.386.4198
Fax: 1.704.719.8839
Email: johnathon.clarke@baml.com

Wire Instructions:

Bank of America, N.A.	ABA #: 026-009-593
New York, NY	Acct.#: 136-621-225-0600
Account Name: Corporate Credit Support
Ref: Volt Information Science

EURO
Bank of America, London
Account No.: 65280019
Swift Code: BOFAGB22
Ref:  Volt Information Sciences

Sterling / Pound
Bank of America, London
Account No.:  65280027

Swift Code:  BOFAGB22
Sort Code 16-50-50: London
Ref:  Volt Information Sciences

CAD
Bank of America Canada (Transit 01312) Toronto
GBS NO. 04719018
Account No. 711465003220
Swift Code BOFACATT
Ref:  Volt Information Sciences

Other Notices as Administrative Agent:
(agency related questions, financial reporting requirements, bank group related issues, etc)

Primary
Felicia Brinson
Agency Officer
Bank of America
135 S. LaSalle Street
Chicago, Illinois  60604
Mail Code: IL4-135-05-41
Phone:  (312) 828-7299
Fax: (877) 216-2432
Email:felicia.brinson@baml.com

Secondary
Fani Davidson
Bank of America
Mail Code: IL4-135-05-41
135 S. LaSalle Street
Chicago, Illinois  60604
Phone:  1.312.923.0604
Fax:      1.312.453.4217
Email:    fani.davidson@baml.com

L/C Issuer:

Standby Letters of Credit:
Brian Gibbons
Bank of America, N.A.
1 Fleet Way
Scranton PA 18507
Phone: 1.570.330.4801
Fax:  1.570.330.4187
Email: brian.j.gibbons@baml.com

SWING LINE:

Johnathon Clarke
Bank of America
Mail Code: NC1-001-05-46
ONE INDEPENDENCE CENTER
101 N TRYON ST
CHARLOTTE NC 28255-0001
Phone: 1.980.387.2466
Fax:  1.704.409.0026
Email: johnathon.clarke@baml.com

ANNEX A

DECREASE OF STIPULATED FOREIGN GUARANTEE AMOUNT

To:           Bank of America, N.A., as Administrative Agent

Re:           Security Agreement, dated as of May 10, 2010, by and between Volt InformationSciences, Inc. (the “Pledgor”), and Bank of America, N.A. in its capacity as administrative agent (the “Administrative Agent”).

Reference is made to the Security Agreement, the defined terms of which are incorporated herein by reference.

As contemplated by the Security Agreement, [INSERT NAME OF LENDER] (the “Lender”) and the Pledgor hereby request that the Stipulated Foreign Guarantee Amount with respect of the [HSBC][JPMC] Foreign Obligations Guarantee be decreased by $____________ [INSERT REQUESTED DECREASE AMOUNT] (the “Decrease Amount”), which shall decrease the Stipulated Foreign Guarantee Amount with respect of the [HSBC][JPMC] Foreign Obligations Guarantee from $__________________ [INSERT EXISTING AMOUNT] to $__________________ [INSERT NEW AMOUNT].

Upon acceptance of this notice by the Administrative Agent, the Stipulated Foreign Guarantee Amount with respect of the [HSBC][JPMC] Foreign Obligations Guarantee shall be immediately decreased to $____________ [INSERT NEW AMOUNT].

This the _____ day of _________________, ________.

VOLT INFORMATION SCIENCES, INC.	[LENDER

By:	By:
Name:	Name:
Title:	Title:

Accepted and agreed this ____ day of ____________, _______.

BANK OF AMERICA, N.A., as Administrative Agent

By:
Name:
Title: